Exhibit 99.1

Mdxhealth Appoints Michael Holder to Board of Directors and

Announces Management Change

IRVINE, CA, and HERSTAL, BELGIUM – July 3, 2025 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today announced the appointment of Michael Holder to its Board of Directors as the Chair of the Audit Committee. Mr. Holder will take the seat of Regine Slagmulder, whose term completed in May.

Mr. Holder is a highly accomplished executive with over 30 years of diverse experience, including nine board, four CEO, and five CFO roles across public and private biotech, medtech, health tech, pharma, and wellness companies. His expertise encompasses corporate strategy, M&A, corporate governance, and sales productivity. He’s led a $250M private investment company and most recently served as CEO of Sensable Health, an AI-powered wellness program, while also holding board positions at Cytek Biosciences Inc.(NASDAQ: CTKB, where he is Chair of the Audit Committee), and Keyron Medical Ltd. Mr. Holder received an MBA from the Wharton School, a BS in Business from the University of North Carolina, and previously earned his Certified Public Accountant licensure.

Michael K. McGarrity, CEO, commented: “We are incredibly excited to welcome Michael Holder to our Board of Directors as the Chair of our Audit Committee. Michael’s remarkable 30-plus years of diverse experience across the biotech, medtech, and pharma industries, combined with his deep expertise in corporate strategy, fundraising, and his financial acumen, will be invaluable as we continue to generate industry-leading growth within the urology markets that we serve.”

In addition, the Company announced that Ron Kalfus has resigned from his position as Chief Financial Officer to pursue other opportunities. Mr. Kalfus will continue to serve in the role of CFO until his departure on July 30, 2025, at which time the CFO responsibilities at mdxhealth will be assumed on an interim basis by Scott McMahan, Vice President of Finance and Accounting.

Mr. McGarrity continued, “On behalf of mdxhealth, I would like to thank Ron for his partnership and contributions during a period of significant growth for our company over the last 6 years. Ron has been a valuable member of our executive leadership team, and we wish him the very best in his future endeavors.”

Koen Hoffman, Board Chair, commented: “On behalf of the Board of Directors, I would like to welcome Michael Holder and thank Regine Slagmulder for her valued service as Chair of our Audit Committee, as well as Ron Kalfus for his service as CFO. Over the years, Regine and Ron have significantly contributed to our progress with the utmost integrity, professionalism and expertise.”

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; and our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with global macroeconomic conditions; our ability to successfully and profitably market our products; the acceptance and reimbursement of our products and services by healthcare providers and payers; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com

ir@mdxhealth.com